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October 10, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bandwidth Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 21, 2017
CIK No. 0001514416

Dear Ms. Jacobs:

On behalf of our client, Bandwidth Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Confidential Submission No. 3 (“Confidential Submission No. 3”) to the above-captioned Amendment No. 1 to Draft Registration Statement on Form S-1 of the Company submitted to the Commission on September 21, 2017 (the “Amended Registration Statement”).

For your convenience, we are also providing copies of Confidential Submission No. 3, marked to show changes against the Amended Registration Statement, in the traditional non-EDGAR format to each of Joyce Sweeney, Kathleen Collins, Mitchell Austin and you.

The numbered paragraphs in italics below set forth the comments from the staff of the Commission (the “Staff”) together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Confidential Submission No. 3.

October 10, 2017

Prospectus Summary, page 1

1.	We note your response to prior comment 2. In light of this response and your disclosure on page 17 concerning your lack of operations outside of the United States, please revise this claim to clarify that you are a leading cloud-based communications platform for enterprises in the United States.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 1, 59 and 88 of Confidential Submission No. 3.

2.	You refer to enterprise customers throughout the filing, which based on your response to prior comment 9 appears to include small, medium and large enterprises. Please revise to include your definition of enterprise customers. Ensure that this definition explains whether the small and medium-sized businesses referenced on page 2 are enterprise customers. Additionally, clarify whether you have any non-enterprise customers.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 88 and 89 of Confidential Submission No. 3 to clarify the definition of “enterprise customers.” The revised disclosure explains that small and medium-sized businesses referenced on pages 2 and 88 are enterprise customers and clarifies that the Company does not have any non-enterprise customers.

The Offering, page 8

3.	You disclose on page 9 that you expect to receive regulatory approvals from the FCC and various state public utility commissions within a certain number of days following the completion of this offering. Please tell us why you are obtaining these approvals, including an explanation of why you are unable to receive the approvals prior to the completion of this offering and whether you will communicate your receipt of these approvals to your shareholders. Additionally, if the failure to receive these approvals poses a material risk to the company or its public stockholders, please revise to include a risk factor.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company is obtaining these approvals because the conversion of its Class B common stock will result in David A. Morken and trusts controlled by and/or associated with David A. Morken and/or his family members (collectively, “Morken”) holding a majority of the voting power of the outstanding common stock of the Company. As a result, under applicable federal and state regulations, Morken will control licenses held by the Company granted by the FCC and various state public utility commissions. The Company may obtain approvals from the FCC and various state public utility commissions prior to the completion of the offering. However, the timing of the approvals is inherently uncertain, although it is

October 10, 2017

expected that the Company will receive regulatory approvals from the FCC and various state public utility commissions by January 31, 2018. The conversion of the Company’s Class B common stock that will result in Morken holding a majority of the voting power of the outstanding stock of the Company is not expected to occur prior to receipt of the approvals from the FCC and various state public utility commissions; however if regulatory approvals extend beyond 180 days after the closing of this offering, then certain of the Company’s Class B common stock may convert prior to the receipt of all regulatory approvals. If a change of control occurs prior to receipt of regulatory approval in a jurisdiction, we may be subject to fines, penalties, enforcement actions or loss of our authorization in such jurisdiction. The Company will communicate its receipt of these approvals to its stockholders since the receipt of the approvals will result in the Company becoming a “controlled company” under the corporate governance rules for NASDAQ-listed companies. The failure to receive these approvals does not pose a material risk to the Company or its public stockholders.

Summary Consolidated Financial Information, page 12

4.	Footnote 2 to the summary consolidated statements of operations data discloses that you will be effectuating a stock split immediately prior to the consummation of this offering. Please revise your page 8 discussion of the reorganizations to describe the effect and timing of this stock split.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 9 and 11 of Confidential Submission No. 3.

Risk Factors

Risks Related to Our Business

If we are unable to increase the revenue that we derive from enterprises…, page 19

5.	We note your response to prior comment 9, which states that only enterprise customers need or utilize your cloud-based platform. If you generate all of your revenue from enterprise customers, please revise your risk factor to clarify this. Alternatively, if you generate revenue from non-enterprise customers, please revise this risk factor to quantify the percentage of revenue generated by enterprise customers.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 20 of Confidential Submission No. 3. The Company further advises the Staff that it generates all of its revenue from enterprise customers.

October 10, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 57

6.	We note your response to prior comment 12. Please tell us the number of organizations that are CPaaS customers for each period presented. If determinable, tell us the number or percentage of unique active customer accounts that are related to organizations that have multiple unique active customer accounts for each period presented.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 61 and 95 of Confidential Submission No. 3.

7.	You state in your response to prior comment 14 that you believe the disclosure related to active CPaaS customer accounts and dollar-based net retention rate are the best metrics for understanding the drivers of usage growth of your services. However, we note that the impact of new organization customers is not reflected in the dollar-based net retention rate and that this measure is impacted by both changes in usage and pricing. As the majority of your CPaaS revenues are based on usage (e.g., minutes, messages, phone numbers, 911-enabled phone numbers), please explain further why you believe comparative information related to actual usage would not provide meaningful information about revenue growth. To the extent these metrics are impacted by seasonality, it would seem that seasonality would impact the comparable period similarly and any variances could be explained accordingly, in a manner similar to your seasonality discussion on page 57.

Response:

The Company notes that Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 69 and 71 of Confidential Submission No. 3 to include disclosure related to usage, new customers and pricing decreases. The Company further advises the Staff that the aforementioned metrics are not materially impacted by seasonality when discussing comparable periods across multiple years.

Non-GAAP Financial Measures

Adjusted Gross Profit and Adjusted Gross Margin, page 58

8.	Disclosure revised in response to prior comment 19 indicates that you add back depreciation and amortization and stock-based compensation because they are non-cash items. As these are non-GAAP performance measures, please revise to explain the significance of these expenses being non-cash as it relates to enhancing an investor’s understanding of your gross profit and margin performance or allowing for a better comparison of financial results among your competitors.

October 10, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that the Company has revised our definition of adjusted gross profit and the related adjusted gross margin. The Company eliminates the impact of depreciation, amortization and stock-based compensation because they do not consider these non-cash expenses to be indicative of the Company’s core operating performance. The exclusion of depreciation, amortization, and stock-based compensation expenses also facilitates comparisons of the Company’s underlying operating performance on a period-to-period basis.

9.	We note your response to prior comment 19 with regard to the exclusion of compensation and related expenses associated with customer relations. Tell us how you considered the guidance in Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations as you appear to be excluding normal, recurring cash operating expenses.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company has revised the calculation of adjusted gross profit and the related adjusted gross margin and is no longer adding back compensation related expenses associated with customer relations. The Company has revised the disclosure on pages 62, 63, 69, 71 and 84 of Confidential Submission No. 3 to reflect this change in methodology.

Key Components of Statements of Operations

Revenue, page 60

10.	You disclose that seasonality in the fourth quarter results in lower usage revenue. Please revise to clarify if usage revenue in this discussion also includes the monthly charge for usage of phone numbers and 911-enabled phone numbers.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 61 of Confidential Submission No. 3 to clarify that monthly recurring charges are not impacted by seasonality.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

Revenue, page 64

11.	We note your revised disclosure in response to prior comment 18. Please revise to quantify, if practicable, the extent to which revenues were impacted by different factors, such as increased usage by existing customers, new customers and pricing changes, during the periods presented. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

October 10, 2017

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 69 and 71 of Confidential Submission No. 3 to disclose the extent to which revenues were impacted by different factors such as usage, new customers and pricing changes.

Liquidity and Capital Resources, page 68

12.	In your response to prior comment 29 you refer to an ongoing dispute with a large carrier that is a CABS customer. In light of the significant amount of billings deemed not probable of collection, please tell us and revise to include a discussion of this dispute and your expectations regarding your relationship with this customer and any related CABS billings and revenues going forward. Also, quantify gross billings to this carrier for each period presented and clarify whether this carrier continues to be a customer. In addition, revise your concentration of credit risk disclosure on page F-10 to include disclosure related to this carrier. Refer to ASC 275-10-50-18.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 74, 75, F-10 and F-11 of Confidential Submission No. 3. The Company further advises the Staff that the Company’s Other segment includes revenue from traffic generated by other carriers. ”Carrier Access Billing” (“CABS”) is another way of describing a type of payment exchanged between interconnected telecommunications carriers. Telecommunications carriers compensate one another for traffic carried on each other’s networks. Generally, the carrier that receives payment from the end user is required to compensate any other carrier, such as the Company, whose facilities are used to originate and/or terminate a call. CABS is premised upon switched access tariffs that are filed and approved by the FCC. Local exchange carriers are required by law to accept and deliver other carriers’ telecommunications traffic that is exchanged with the local exchange carrier’s customers. Interexchange carriers are required by law to compensate local exchange carriers, such as the Company, for the exchange of such telecommunications traffic. Therefore, the “CABS customer” that has withheld payment of applicable switched access charges to the Company does not have a traditional customer relationship with the Company, however, this entity will continue to be a “CABS customer” of the Company going forward.

Interexchange carriers, such as the Company’s “CABS customers,” frequently seek to reduce their costs by arguing that CABS billing was incorrect or improper. The methodology by which carriers compensate one another for exchanged traffic, whether it be related to the exchange of local, intrastate or interstate traffic, has been under review by the FCC for over a decade. Because the FCC has implemented certain fundamental reforms to the intercarrier compensation structure, the Company anticipates that the frequency and

October 10, 2017

magnitude of disputes will be far less in the future. In November 2011, the FCC released its Universal Service Fund/Intercarrier Compensation Transformation Order and Further Notice of Proposed Rulemaking (the “USF/ICC Transformation Order”). Along with addressing other matters, the USF/ ICC Transformation Order established a prospective intercarrier compensation framework for terminating switched access and VoIP traffic. Under the USF/ICC Transformation Order and subsequent related FCC orders, most terminating switched access charges and reciprocal compensation charges were reduced to zero beginning July 1, 2017. Beginning July 1, 2018, all reciprocal compensation charges and the remaining terminating switched access charges will be reduced to zero. The FCC refers to this system of zero charges as “bill-and-keep.”

The dispute in question relates to arguments from the large carrier regarding the proper switched access charges for originating and terminating VoIP traffic. Pursuant to the USF/ICC Transformation Order, VoIP, while remaining unclassified as either an information or a telecommunications service, was categorized as either local or non-local traffic. If “local”, then VoIP traffic is subject to reciprocal compensation; if “non-local”, then VoIP traffic is subject to interstate access rates, thus eliminating any intrastate access rate applicable to VoIP. The Company’s intercarrier compensation dispute with the large carrier primarily relates to the rating of VoIP traffic. Because most terminating access charges have been reduced to zero pursuant to the USF/ICC Transformation Order, to the extent the Company is not able to resolve this dispute, it expects the disputed amounts to decrease in subsequent years.

The Company also carries telecommunications traffic to 8YY numbers. In June 2017, the FCC sought comment to refresh its record on issues concerning intercarrier compensation charges for telecommunications traffic to 8YY numbers, which is currently billed as originating switched access not subject to bill-and-keep. In September 2017, the FCC sought comments to refresh its record on what steps it should take to transition the remaining elements associated with tandem switching and transport to bill-and-keep.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13.	Disclosure revised in response to prior comment 28 indicates that CABS revenues are earned by allowing other carriers to pass traffic through your network. Please revise to clarify who your customers are in these arrangements, the services you are providing, whether there are any revenue-share provisions with the carriers and whether you are the principal or agent in these arrangements. Please also provide us with your consideration of ASC 605-45-45 as it relates to these arrangements.

October 10, 2017

Response:

The Company notes the Staff’s comment and has revised the disclosure on page F-9 of Confidential Submission No. 3. The Company further advises the Staff that CABS customers consist of interexchange carriers who buy interstate switched access services in order to deliver long-distance traffic to the called party’s premises. The Company does not have or manage revenue sharing arrangements with any party, including interexchange carriers. Additionally, in accordance with ASC 605-45-45 the Company determined it was the principal in its CABS arrangements. In making this determination the Company concluded it was the primary obligor in the arrangement as it is responsible for fulfillment (i.e., providing access to its network to deliver traffic). The Company also considered whether it had latitude in establishing pricing. It determined that although most of the Company’s intercarrier compensation is billed in accordance with tariff rates set forth by the FCC the Company has negotiated interconnection agreements in which the rate between the Company and the CABS customer is set commercially. As such, the Company concluded that it does have latitude to establish its own exchange price with CABS customers for access to its network.

Note 4. Financial Statement Components, page F-21

14.	We note your revised disclosure in response to prior comment 28. Please revise to clarify whether any of the amounts within the “Deductions” column related to the CABS revenue allowance represent amounts that were subsequently collected and recognized as revenues.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page F-22 of Confidential Submission No. 3 and advises the Staff that no amount in the deductions column represents amounts that were subsequently collected and recognized as revenues. The amounts in the deductions column related to CABS are write-offs of the accounts receivable balance and related allowance for CABS revenue since the Company has determined there is no further likelihood of collection.

Note 8. Segment and Geographic Information, page F-25

15.	Disclosure added in response to prior comment 19 states that management uses adjusted gross profit to evaluate operating performance and to determine resource allocation among your various service offerings. Please describe for us your consideration of ASC 280-10-50-27 and 50-28 in determining the segment profit measure to present in this note.

Response:

The Company notes the Staff’s comment and advises the Staff that, in accordance with ASC 280-1050-28, since the CODM uses more than one measure of the segment’s profit or loss, the reported measures shall be one that the Company’s management believes

October 10, 2017

is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated statements of operations, which is gross profit. The Company has included additional disclosure in Note 8 (Segment and Geographic Information) to clarify the basis for the measure disclosed.

Note 10. Stock Based Compensation, page F-30

16.	Disclosure revised in response to prior comment 31 indicates that the weighted-average grant date fair value reflects adjustments to fair value as a result of the Spin-Off. For consistency, please revise the disclosure of the weighted average exercise price as disclosed in the table of option activity to also reflect adjustments as a result of the Spin-Off transaction.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages F-31 and F-32 of Confidential Submission No. 3.

Item 15. Recent Sales of Unregistered Securities, page II-2

17.	Your response to prior comment 33 states that the exercise price of options for Old Class B common stock granted prior to the November 30, 2016 Spin-Off transaction have been adjusted. Please explain why the Old Class B exercise prices for grants are significantly higher than the adjusted exercise prices of Old Class B options that were exercised during this period. In addition, revise to also disclose the unadjusted exercise price range for Old Class B option grants.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on page II-2 to address the Staff’s comment. The options to purchase shares of the Company’s Old Class B common stock that were exercised during this period were granted as early as March 15, 2011. The Company, as well as the fair market value of a share of the Company’s Old Class B common stock, has grown considerably in the intervening years. The Old Class B exercise prices for grants made more recently reflect the Company’s considerable growth, as well as the fair market value of a share of the Company’s Old Class B common stock.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

October 10, 2017

Sincerely,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP

Enclosures

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP